

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 5, 2016

Via E-mail
Harold Hofer
Chief Executive Officer
Rich Uncles NNN REIT, Inc.
3080 Bristol Street Suite 550
Costa Mesa, CA 92626

> **Re: Rich Uncles NNN REIT, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed December 11, 2015**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed January 11, 2016**
> **File No. 333-205684**

Dear Mr. Hofer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2015 letter.

General

1. We note your response to comment 8 of our letter dated August 11, 2015, and we reissue the comment. Your existing public website, www.RichUncles.com, does not appear to include disclaimers, restrictive legends or consistent technological measures limiting communications and making it clear that the offering is limited to California residents pursuant to Rule 147 and to non-residents of the United States pursuant to Regulation S. Please revise accordingly and tell us how your existing public website complies with Section 5 of the Securities Act of 1933. Refer to the Securities Act Rules Compliance and Disclosure Interpretations, including Question 141.05 thereof. We may have further comment.

2.   We further note the proposed website submitted by you as sales literature on January 11, 2016. The proposed website appears to be substantially identical to your existing public website, www.RichUncles.com, and includes projected cash distributions and returns as well as information regarding properties that you do not own. Please revise your proposed website to be consistent with the representations in the prospectus and present a balanced discussion of the both the risk and reward of an investment. Please refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 3 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic3.htm. We may have further comment.

3.   Please provide a narrative summary of the prior performance of programs sponsored by your sponsor that invested primarily in real estate. In your response, please include all relevant disclosure required by Section 8.A of Industry Guide 5. Additionally, please balance your disclosure in this section by including a discussion of the major adverse business developments experienced by any prior program of your sponsor. Refer to Section 8.A(2) of Industry Guide 5.

4.   We note your response to comment 4 of our letter. We disagree that your repurchase program is similar to those granted relief in the letters you referenced in your response. We note, among other things, that your program appears to have no limit on the number of shares that could be repurchased other than by reference to the funds available to you, that you intend to purchase more shares than those requested to be purchased by holders who would have fewer than 500 shares subsequent to the repurchase requested, and that it is unclear what the periods are for making a request and withdrawing a request for repurchase. Please advise or revise.

Estimated Use of Proceeds, page 35

5.   We note your response to comment 5 of our letter. We further note the disclosure in the fee tables starting on pages 3 and 44 relating to "Estimated Amount Paid in First Year of Operations (Assuming 5,000,000 Shares Are Sold)." Please note that Industry Guide 5 references the inclusion of the maximum and minimum proceeds of the offering. Calculations that show the amount of fees or other benefits to be paid to the advisor and its affiliates should be based on the total amount registered. Please revise accordingly.

Compensation, page 44

6.   We note your response to comment 7 of our letter. Please revise your disclosure to include the information set forth in your supplemental response. Please also tell us with a view toward disclosure how you considered any conflicts of interest relating to the board's ability to make the final determination on your net asset value in light of the subordinated participation in distributions.

7.   Please disclose whether you may increase the compensation and fees payable to your advisor and its affiliates, including your sponsor, without the consent of your stockholders.

Calculation of Net Asset Value Per Share, page 47

8.   Please confirm whether you intend your quantitative NAV disclosures, or any component thereof (including, by way of example only, the values of your commercial real estate properties, real estate assets, and related liabilities) to be expertised. To the extent your NAV disclosures will be expertised, please confirm that you will file the third party consent and revise your expert section to identify the expert and the disclosures being expertised.

9.   Please explain to us in detail how you intend to update the prospectus to reflect significant events that will have a material impact on NAV before such impact is reflected in the NAV calculation.

10.   Please provide us, on a supplemental basis, with your template for future NAV disclosures, including any key assumptions or methodologies that will be used in such calculations. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

11.   We note your response to comment 10 of our letter and your disclosure that you "intend to solicit the shareholders of Rich Uncles I." We continue to believe that you should tell us how you intend to solicit shareholders and limited partners of Rich Uncles I in compliance with the registration requirements of the Securities Act or pursuant to an exemption. We may have further comment.

Appendix C: Prior Performance, page C-1

12.   Please provide us with a detailed explanation of why you have not provided the disclosures required by Table III – Operating Results of Prior Programs, Table IV – Results of Completed Programs, and Table V – Sales or Disposals of Properties, respectively, of Industry Guide 5. Refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 6. We may have further comment.

Division of Trading and Markets

13.   We note your response to comment 12 of our letter. Please confirm that there is no secondary trading market (public or private, including on any online auction platforms) for the company's common stock and that the company will terminate its share repurchase program during the distribution of its common stock in the event that such a trading market for the company's common stock develops.

14.   We note your response to comment 13 of our letter. Please supplementally provide us,
        separately for each officer and affiliate of the Company, including Hofer, Mackler, Wirta,
        the Company's Sponsor, Advisor, and Operating Partnership, and all subsidiaries, parent
        companies, and officers and owners of the Company's Sponsor, Advisor, and Operating
        Partnership, estimates of the total amount of compensation, administrative charges, fees,
        participations in distributions, and any other remuneration expected to be received by
        such person and entity in connection with the Company's (i) organization and proposed
        public offering, (ii) operation, and (iii) liquidation, assuming 5 million shares of the
        Company's common stock are sold, the Company uses its target leverage of 50%, the
        annual increase in the Net Asset Value per share of the Company's common stock is
        sufficient for the Company to be able to pay its investors an annual 7.5% cumulative,
        non-compounded return, and the company is liquidated after five years of operation. For
        each such person and entity, please provide a breakdown of each type of remuneration,
        and the amount of each type of remuneration, expected to be received in connection with
        the Company's (i) organization and proposed public offering, (ii) operation, and (iii)
        liquidation.

        You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff
Accountant, at 202-551-3693 if you have questions regarding comments on the financial
statements and related matters. With respect to questions relating to comments set forth under
the heading "Division of Trading and Markets," please contact Brice D. Prince in the Division of
Trading and Markets at 202-551-5595. Please contact Sara von Althann, Attorney-Advisor, at
202-551-3207 or me at 202-551-3401 with any other questions.

                                                Sincerely,

                                                /s/ Jennifer Gowetski

                                                Jennifer Gowetski
                                                Special Counsel
                                                Office of Real Estate and
                                                Commodities

cc: Lee Polson, Partner
        Strasburger & Price, LLP